Williams & Webster, P.S.
Bank of America Financial Center
601 W. Riverside, Suite 1940
Spokane, WA 99201-0611

16.2

July 19, 2006

Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Re: Alphatrade.com.
    Commission file number 000-25631

Dear Sirs:

We are in agreement with the statements made by the above registrant in its Form 8-K dated July 19, 2006.

There were no disagreements with Alphatrade.com on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Sincerely,

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington